Exhibit 8.2

FORM OF STATE OPINION

September 11, 2014

Boards of Directors

Ben Franklin Financial, MHC

Ben Franklin Financial, Inc. (Federal)

Ben Franklin Financial, Inc. (Maryland)

Ben Franklin Bank of Illinois

RE:	Illinois Income Tax Consequences Relating to the Conversion of Ben Franklin Financial, MHC into a Maryland Capital Stock Corporation

To The Members of the Board of Directors:

You have requested our opinion with regard to the Illinois corporate income tax, Illinois personal property replacement tax, and certain Illinois personal income tax consequences resulting directly from the conversion of Ben Franklin Financial, MHC, a federal mutual holding company (the “Mutual Holding Company”) into the capital stock form of organization pursuant to the Plan of Conversion and Reorganization of Ben Franklin Financial, MHC dated September 8, 2014, (the “Conversion” or “Plan”). The relevant transactions referenced in the Plan and in the federal income tax opinion prepared by Luse Gorman Pomerenk & Schick P.C are summarized below. All capitalized terms used in this letter shall have the meanings assigned to them in the Plan, unless otherwise defined herein.

Scope of Opinion

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Plan, including all exhibits attached thereto, and upon the “Description of Proposed Transactions” included within the federal income tax opinion regarding the Plan, as prepared by Luse Gorman Pomerenk & Schick P.C. that is to be included in the regulatory filings pertaining to the Plan (the “Federal Tax Opinion”). We have reasonably assumed these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided with all of the facts necessary to render our opinion. If any of the facts, assumptions or federal income tax conclusions in the Federal Tax Opinion are inaccurate or incorrect, our opinion expressed herein may require modification.

We have not considered any non-income based taxes, or federal, local, or foreign income tax consequences. We have also not considered Illinois taxes other than those recited in this opinion or taxes that might be levied by other states, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any issues outside of the above-specified Illinois taxes. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In connection with our opinion, we have examined originals or copies, certified or otherwise, and identified to our satisfaction the Plan and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed the conformity to the originals of all documents submitted to us as copies. We have also relied upon the assumptions that (i) all signatures are genuine and all documents submitted to us, both originals and copies, are authentic, (ii) each document examined by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been or will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof, and (iv) the factual matters, statements, and recitations contained in the documents are accurate, true and complete. You have represented to us that we have been provided all of the facts necessary to render our opinion.

Effect of Misstatement of, or Changes in, Facts, Assumptions or Representations

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

Responsibility for Effect of Changes in Relevant Authorities

The discussion and conclusions set forth herein are based upon the Illinois statutes and existing administrative and judicial interpretations thereof, as of (insert date) all of which are subject to change. If there is a change, including a change having retroactive effect, in the Illinois statues, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Statement of Facts

Under the terms of the Plan, the Conversion will be effected, in part, by the following relevant transactions:

1.) Ben Franklin Financial, Inc., a mid-tier holding company (the “Mid-Tier Holding Company”) will organize a Maryland-chartered stock holding company subsidiary (the “Holding Company”.)

2.) Ben Franklin Financial MHC, a federal mutual holding company. (the “Mutual Holding Company will merge with and into the Mid-Tier Holding Company with the Mid-Tier Holding Company as the resulting entity (the “MHC Merger”). Owners of the Mutual Holding Company (referred to herein as “Members”) will constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

3.) Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the Member’s liquidation interests in Mid-Tier Holding Company will automatically be exchanged for an interest in the Liquidation Account and the Minority Shares will automatically be converted into rights to receive the Holding Company’s Common Stock.

4.) Immediately after the Mid-Tier Merger, the Holding Company will offer for sale the Holding Company’s Common Stock in the Offering.

Premise of Opinion

Illinois imposes corporate income tax1 and a personal property replacement tax2 on the net income of all corporations doing business in the Illinois, including financial institutions. Net income is defined as the portion of a taxpayer’s base income apportioned to Illinois3. Base income is defined as federal taxable income with certain modifications.4 The modifications to taxable income are found in ILCS § 5/203(b)(2). None of the modifications provided in ILCS § 5/203(b)(2) would apply to the tax free reorganizations described in the federal opinion letter.

[1]	ILCS § 5/201(a)
[2]	ILCS § 5/201(c)
[3]	ILCS § 5/202
[4]	ILCS § 5/203(b)(1).

Illinois also imposes an individual income tax on the individual’s net income5. Net income is defined as the portion of a taxpayer’s base income apportioned to Illinois, less a standard exemption6. Base income is defined as federal adjusted gross income with certain modifications.7 The modifications to taxable income are found in ILCS § 5/203(a)(2). None of the modifications provided in ILCS § 5/203(a)(2) would apply to the tax free reorganizations described in the federal opinion letter.

Opinion

You have provided us with a copy of the Federal Tax Opinion regarding the Plan in which Luse Gorman Pomerenk & Schick P.C. has opined that the various proposed transactions to be undertaken as part of the Plan will be treated for federal income tax purposes as “tax-free reorganizations” within the meaning of Sections 354 and 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Our opinion regarding the Illinois corporate income tax, Illinois personal property replacement tax, and certain Illinois personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion.

Our opinion assumes that the final federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the Illinois corporate income tax, personal property replacement tax, and certain Illinois personal income tax:

1.)	The federal income tax treatment of the Plan will be respected in the computation of the Illinois net income of the Mutual Holding Company, the Mid-Tier Holding Company and the Holding Company for purposes of the Illinois income tax and the Illinois personal property replacement tax.

2.)	The federal income tax treatment of the Plan will be respected in the computation of the net income of a person required to file an Illinois individual income tax return.

Our opinion regarding the Illinois corporate income tax, Illinois personal property replacement tax, and certain Illinois personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion.

Our opinion assumes that the ultimate federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion.

Limitations on Opinion

Our opinion is as of (insert date) and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date. Our opinion is based solely upon our interpretation of the current Illinois state tax law as of the date of this letter, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed under the provisions of any of the other sections of the Illinois Compiled Statutes or the Illinois Administrative Code, which may also be applicable thereto, or as to the tax treatment of any conditions existing at the time of, or effects resulting from, the Plan which are not specifically covered by the opinion set forth above all of which are subject to change. If there is a change, including a change having retroactive effect, in the Illinois state tax law or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

[5]	ILCS § 5/201(a)
[6]	ILCS § 5/202
[7]	ILCS § 5/203(a)(1).

Our opinion is not binding on the Illinois Department of Revenue (“IDOR”), and there can be no assurance that IDOR will not take a position contrary to the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that IDOR would not prevail in a judicial proceeding.

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinion expressed herein reflects what we regard to be the material Illinois corporate income tax, personal property replacement tax, and certain Illinois personal income tax effects to the Bank, Mutual Holding Company, Mid-Tier Holding Company, and Holding Company of the transaction as described herein; nevertheless, it is an opinion only and should not be taken as assurance of the ultimate tax treatment.

Should it finally be determined that the facts or the federal income tax consequences are not as outlined in the Federal Tax Opinion, the Illinois corporate income tax, personal property replacement tax, and certain Illinois personal income tax consequences and our Illinois tax opinion may differ from what is contained herein. If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the Illinois corporate income tax, personal property replacement tax, and certain Illinois personal income tax consequences, if any. We have no responsibility to update this opinion for events, transactions, circumstances, or changes in any of the facts, assumptions or representations occurring after the date of this letter.

Consent

We hereby consent to the filing of the opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the FRB and to the Holding Company’s Registration Statement on Form S-1 as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1 under the captions “The Conversion and Offering-Material Income Tax Consequences” and “Legal Matters.”

Very truly yours,

Crowe Horwath LLP